915 Wilshire Blvd., Suite 1950

Los Angeles, CA 90017

October 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Janice Adeloye and Taylor Beech

Re:	HyreCar Inc. Registration Statement on Form S-1 Filed on September 28, 2022 File No. 333-267640

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated so that the same will become effective at 4:30 p.m. Eastern Time on October 6, 2022, or as soon thereafter as practicable.

Sincerely, HYRECAR INC.

/s/ Joseph Furnari
Joseph Furnari
Chief Executive Officer

cc:	Shashi Khiani, Esq., Polsinelli PC Bryan Wasser, Esq., Polsinelli PC